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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 6
                                       TO
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           MORTON INTERNATIONAL, INC.
                            (Name of Subject Company)


                           MORTON INTERNATIONAL, INC.
                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                (AND ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    619335102
                      (Cusip Number of Class of Securities)

                              Raymond P. Buschmann
                        Vice President for Legal Affairs,
                          General Counsel and Secretary
                           Morton International, Inc.
                            100 North Riverside Plaza
                          Chicago, Illinois 60606-1596
                                 (312) 807-2000
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                    On Behalf of the Person Filing Statement)

                                 WITH COPIES TO:

                                Eric S. Robinson
                               Andrew J. Nussbaum
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

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      This Amendment No. 6 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 of Morton International, Inc., an Indiana corporation (the "Company"), filed with the Securities and Exchange Commission on February 5, 1999, as amended (the "Schedule 14D-9"), with respect to the tender offer made by Morton Acquisition Corp. ("Purchaser"), an Indiana corporation and a wholly-owned subsidiary of Rohm and Haas Company, a Delaware corporation ("Rohm and Haas"), to purchase up to 80,916,766 shares (representing 67% of the issued and outstanding shares as of January 29, 1999) of Common Stock, par value $1.00 per share, of the Company (the "Shares") and the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of April 24, 1997, between the Company and First Chicago Trust Company of New York, as Rights Agent, as amended by Amendment No. 1, dated as of January 31, 1999, at a purchase price of $37.125 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 5, 1999, as amended, of Purchaser and Rohm and Haas and in the related Letter of Transmittal.

      Capitalized terms used but not defined herein have the meanings given such terms in the Schedule 14D-9.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

      Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following information:

      On March 18, 1999, Rohm and Haas issued a press release stating that it had received a second request from the FTC for additional information about Rohm and Haas' pending acquisition of the Company. The request extends the waiting period for regulatory review under the HSR Act until ten days after Rohm and Haas complies with the request, unless the process is terminated earlier by the FTC. In connection with obtaining regulatory approvals, Morton is in discussions to sell its floor care polymers business, which last year had North American sales approaching $15 million.


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                    MORTON INTERNATIONAL, INC.



                                    By: /s/ Raymond P. Buschmann
                                        -----------------------------------
                                        Name:  Raymond P. Buschmann
                                        Title: Vice President for Legal Affairs,
                                               General Counsel and Secretary


Dated: March 19, 1999